SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                          2020 ChinaCap Acquirco, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                    90212G109
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                                 (CUSIP Number)

                                   Fang Zheng
                   c/o Keywise Capital Management (HK) Limited
                            Room 4004-6, COSCO Tower
                          183 Queen's Road Central, HK

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP No. 90212G109
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Keywise Capital Management (HK) Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong Special Administrative Region

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     873,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     873,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     873,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 90212G109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Keywise Greater China Opportunities Master Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     873,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     873,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     873,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14.  TYPE OF REPORTING PERSON*

     OO

CUSIP No. 90212G109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fang Zheng

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong Special Administrative Region

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     873,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     873,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     873,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 90212G109
          ---------

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This Amendment No. 1 (this "Amendment") amends the Report on Schedule 13D, originally filed on September 4, 2009 (as amended, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 1.  Security and Issuer.

     The name of the issuer is the 2020 ChinaCap, Acquirco, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 221 Boston Post Road East, Suite 410, Marlborough, Massachusetts 01752. This schedule relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Keywise Capital Management (HK) Limited, a Hong Kong Special Administrative Region limited liability company (the "Investment Manager"), Keywise Greater China Opportunities Master Fund, a Cayman Islands exempted company (the "Fund") and Fang Zheng, the managing member of Keywise Capital Management (HK) Limited (the "Managing Member") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager and the Managing Member is located at Room 4004-6, COSCO Tower 183 Queen's Road Central, HK.

     (d) Fang Zheng has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Keywise Capital Management (HK) Limited may be deemed to beneficially own 873,600 Shares.

     As of the date hereof, Keywise Greater China Opportunities Master Fund may be deemed to beneficially own 873,600 Shares.

     As of the date hereof, Fang Zheng may be deemed to beneficially own 873,600 Shares.

     The Reporting Persons are deemed to beneficially own the Shares because they own 873,600 Shares of the Issuer.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

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

Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired Shares for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Keywise Capital Management (HK) Limited may be deemed to be the beneficial owner of 873,600 Shares, or 8.3% of the Shares of the Issuer, based upon the 10,500,000 Shares outstanding according to the Issuer's most recent Form 10-Q.

     Keywise Capital Management (HK) Limited has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 873,600 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 873,600 Shares to which this filing relates.

     Keywise Capital Management (HK) Limited specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     As of the date hereof, Keywise Greater China Opportunities Master Fund may be deemed to be the beneficial owner of 873,600 Shares, or 8.3% of the Shares of the Issuer, based upon the 10,500,000 Shares outstanding according to the Issuer's most recent Form 10-Q.

     Keywise Greater China Opportunities Master Fund has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 873,600 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 873,600 Shares to which this filing relates.

     Keywise Greater China Opportunities Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     As of the date hereof, Fang Zheng may be deemed to be the beneficial owner of 873,600 Shares, or 8.3% of the Shares of the Issuer, based upon the 10,500,000 Shares outstanding according to the Issuer's most recent Form 10-Q.

     Fang Zheng has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 873,600 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 873,600 Shares to which this filing relates.

     Fang Zheng specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The 873,600 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

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     * The number of outstanding shares is based on the 10,500,000 Shares the
Company reported outstanding as of June 30, 2009.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement (incorporated by reference to the Schedule D filed by the Reporting Persons with the Securities and Exchange Commission on September 4, 2009)

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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       September 14, 2009
                               ----------------------------------------
                                                (Date)


                               Keywise Capital Management (HK) Limited*

                               By: /s/ Fang Zheng
                               ----------------------------------------
                               Name:  Fang Zheng
                               Title: Managing Member of the Investment Manager


                               Keywise Greater China Opportunities Master Fund *
                               By: Keywise Capital Management (HK) Limited
                               By: Fang Zheng, Managing Member
                                   of the Investment Manager

                               By: /s/ Fang Zheng
                               ----------------------------------------


                                /s/ Fang Zheng *
                               ----------------------------------------
                               Fang Zheng

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).